UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2010

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CHANGE IN CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of China Technology Development Group
Corporation (the “Company") has approved Mr. Frederick Hing Fai Tang’s resignation from the position of Chief Financial Officer of the Company, with effect from June 11, 2010. Mr. Tang resigned for his personal reason and confirmed that there were no disagreements between him and the Company on any matter relating to the Company’s operations, policies or practices which resulted in his resignation.

The Board has authorized the Company’s Nominating Committee to immediately identify and recommend appropriate candidate to the Board to fill the vacancy.

Mr. Tairan Guo, the Company’s executive director and Chief Business Development
Officer, has been invited to act as Acting Chief Financial Officer and he will take the position from June 11, 2010 until a new Chief Financial Officer is qualified, elected and appointed by the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: May 28, 2010	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer